UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Blue River Bancshares, Inc.
Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

09602P-10-7
(CUSIP Number)

Steve Bechman
Heartland Bancshares, Inc.
420 N. Morton Street
Franklin, Indiana 46131
(317) 738-3915
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:
Mark B. Barnes, Esq.
Ice Miller
One American Square
Box 82001
Indianapolis, Indiana 46282-0200
(317) 236-2100

August 31, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box [   ].

SCHEDULE 13D

CUSIP NO. 09602P-10-7

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Heartland Bancshares, Inc. # 35-2016637

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ] (B) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED
7.	SOLE VOTING POWER 0*
8.	SHARED VOTING POWER 0*
9.	SOLE DISPOSITIVE POWER 0*
10.	SHARED DISPOSITIVE POWER 0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,823*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%**

14.	TYPE OF REPORTING PERSON CO

        *  The shares that are subject to this filing are purchasable by Heartland Bancshares, Inc. (“Heartland”) upon exercise of the Option (as defined and described in Item 4). Prior to exercise of the Option, Heartland is not entitled to any rights as a shareholder of Blue River Bancshares, Inc. (“Blue River”) as to the shares covered by the Option. The Option may only be exercised upon the occurrence of certain events referred to in the Stock Option Agreement (as defined and described in Item 4), none of which have occurred as of the date hereof.

        **  The percentage indicated represents the percentage of the total outstanding shares of Common Stock of Blue River as of August 31, 2004, diluted for the issuance of all 677,823 shares of Common Stock of Blue River issuable pursuant to the Option.

ITEMS 1 THROUGH 7 OF STATEMENT ON SCHEDULE 13D
FILED BY
HEARTLAND BANCSHARES, INC.

        This Schedule 13D relates to the beneficial ownership of Common Stock of Blue River Bancshares, Inc., an Indiana corporation (the “Issuer” or “Blue River”), by Heartland Bancshares, Inc. (hereinafter also referred to as “Heartland” or the “Reporting Person”).

ITEM 1.    SECURITY AND ISSUER.

        The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 29 E. Washington St., Shelbyville, Indiana 46176.

ITEM 2.    IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Heartland, which is an Indiana corporation that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The principal offices of Heartland are located at 420 N. Morton St., Franklin, Indiana 46131.

        To the best of Heartland’s knowledge, neither Heartland nor any of its directors or executive officers have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        To the best of Heartland’s knowledge, neither Heartland nor any of its directors or executive officers have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

        The following table sets forth certain additional information concerning the directors and executive officers of Heartland. Each of the directors and executive officers of Heartland is a citizen of the United States of America.

Name/Position with Heartland	Business Address	Present Principal Occupation/ Employer/Address of Employer
Sharon Acton Director	420 N. Morton Street Franklin, IN 46131	Retired
Steve Bechman President and CEO Director	420 N. Morton Street Franklin, IN 46131	President and CEO of Heartland 420 N. Morton Street Franklin, IN 46131
Gordon R. Dunn Director	420 N. Morton Street Franklin, IN 46131	Retired
Jeffrey L. Goben Executive Vice President and Secretary Director	420 N. Morton Street Franklin, IN 46131	Executive Vice President of Heartland 420 N. Morton Street Franklin, IN 46131
J. Michael Jarvis Director	420 N. Morton Street Franklin, IN 46131	Owner and Consultant to Jarvis Enterprises 317 E. Creekside Court W. Franklin, IN 46131
Jeffery D. Joyce Vice President and CFO	420 N. Morton Street Franklin, IN 46131	Vice President and CFO of Heartland Heartland 420 N. Morton Street Franklin, IN 46131
R. Trent McWilliams Vice President, Business Development of Heartland Community Bank	420 N. Morton Street Franklin, IN 46131	Vice President, Business Development of Heartland Community Bank 420 N. Morton Street Franklin, IN 46131
John M. Morin Senior Vice President, Consumer Lending of Heartland Community Bank	420 N. Morton Street Franklin, IN 46131	Senior Vice President, Consumer Lending of Heartland Community Bank 420 N. Morton Street Franklin, IN 46131
John Norton Director	420 N. Morton Street Franklin, IN 46131	President and Owner of Norton Farms, Inc. 3620 N. Hurricane Rd. Franklin, IN 46131
Robert Richardson Director	420 N. Morton Street Franklin, IN 46131	Vice President, General Manager of Meridian IQ Indiana American Office Park 555 E. County Line Rd. Greenwood, IN 46142
Patrick A. Sherman Director	420 N. Morton Street Franklin, IN 46131	President and Part-Owner of Sherman & Armbruster, P.C. 609 Treybourne Dr., Suite A Greenwood, IN 46142

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Heartland paid from its working capital $100.00 to Blue River to acquire its rights under the Stock Option Agreement (as defined and described in Item 4), and provided other consideration to Blue River in connection with Blue River’s execution and delivery of the Stock Option Agreement to Heartland, including the execution and delivery by Heartland to Blue River of a reciprocal stock option with respect to Heartland stock. The execution and delivery of these reciprocal stock option agreements were material inducements for Heartland and Blue River to enter into the Merger Agreement (as defined and described by Item 4).

ITEM 4.    PURPOSE OF TRANSACTION.

        On August 31, 2004, Heartland, Heartland Community Bank, a wholly-owned subsidiary of Heartland (“Heartland Bank”), Blue River, and Shelby County Bank, a wholly-owned subsidiary of Blue River (“Shelby County Bank”), entered into that certain Agreement of Affiliation and Merger (the “Merger Agreement”), filed as Exhibit 1 to this Statement, providing for (i) the merger of Heartland with and into Blue River and (ii) the merger of Shelby County Bank with and into Heartland Bank (collectively, the “Merger”) on the terms and conditions stated therein.

        On August 31, 2004, in connection with execution of the Merger Agreement, Heartland and Blue River entered into a Stock Option Agreement (the “Stock Option Agreement”), filed as Exhibit 2 to this Statement, pursuant to which Blue River granted Heartland the option to purchase, as of August 31, 2004, up to 677,823 shares of the Common Stock of Blue River at $5.62 per share (the “Option”). As of August 31, 2004, these shares represented a total of 16.6% of the diluted issued and outstanding shares of Blue River after giving effect to the exercise of the Option and 19.9% of Blue River’s outstanding shares without giving effect to dilution. The Option is exercisable upon the occurrence of certain Triggering Events (as defined and described in Section 2 of the Stock Option Agreement).

        The foregoing descriptions of the Merger Agreement and the Stock Option Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are filed as Exhibits 1 and 2 to this Statement and are incorporated herein by reference.

        Other than as set forth in the Merger Agreement and the Stock Option Agreement, Heartland has no plans or proposals that relate to or would result in the transactions or effects described by Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)
To the best of Heartland’s knowledge, the following table sets forth, as of the date of this filing, the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by Heartland and by certain of Heartland’s directors and executive officers. To the best of Heartland’s knowledge, no other person identified in Item 2 beneficially owns any Common Stock of the Issuer. Heartland disclaims that it is acting as a group with any of its directors or executive officers in respect of any securities of Blue River.

Person	Number of Shares		Percentage of Class

Heartland	677,823	*	16.6%**

Steve Bechman	2,831		***

Gordon R. Dunn	1,343		***

*  These shares are purchasable by Heartland upon exercise of the Option (as defined and described in Item 4). The Option may only be exercised upon the occurrence of certain events referred to in the Stock Option Agreement (as defined and described in Item 4), none of which have occurred as of the date hereof.

**  The percentage indicated represents the percentage of the total outstanding shares of Common Stock of Blue River as of August 31, 2004, diluted for the issuance of all 677,823 shares of Common Stock of Blue River issuable pursuant to the Option.

*** Represents less than 1% of the outstanding shares of Common Stock of Blue River as of August 31, 2004.

(b)	Prior to exercise of the Option, Heartland is not entitled to any voting or other rights as a shareholder of Blue River with respect to the authorized but unissued shares covered by the Option.

To the best of Heartland’s knowledge, each of the individual directors and/or executive officers named in the table above has sole power to vote the shares of Common Stock indicated.

(c)
Except as disclosed in Item 4 of this Statement, to the best of Heartland’s knowledge, neither Heartland nor any of its directors or executive officers have effected any transaction in the Issuer’s securities in the past 60 days.

(d)
Heartland and, to the best of Heartland’s knowledge, each of the individual directors and/or executive officers indicated in the table above, have retained all rights in respect of the securities of the Issuer described by the table in Item 2 of this Statement, including the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                   ISSUER.

        Except for the Merger Agreement and the Stock Option Agreement, which are described in Item 4 and are filed as Exhibits 1 and 2 to this Statement, which descriptions and Exhibits are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Statement, or between such persons and any other person, with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1
Agreement of Affiliation and Merger (without exhibits), dated as of August 31, 2004, by and among Heartland, Heartland Bank, Blue River and Shelby County Bank. The copy of this exhibit filed as Exhibit 2.1 to the Form 8-K Current Report filed by Blue River Bancshares, Inc. (SEC File Number: 000-24501), on September 1, 2004 is incorporated by reference.

2
Stock Option Agreement, dated as of August 31, 2004, by and between Heartland and Blue River. The copy of this exhibit filed as Exhibit 10.1 to the Form 8-K Current Report filed by Blue River Bancshares, Inc. (SEC File Number: 000-24501), on September 7, 2004 is incorporated by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 10, 2004

HEARTLAND BANCSHARES, INC. By: /s/ Steve Bechman Name: Steve Bechman Title: President and Chief Executive Officer